Sub-Item 77F:  Changes in security for debt.


Highland Credit Strategies Fund's assets were secured in connection with a Credit Agreement, dated as of September
16, 2009, among Highland Credit Strategies Fund, the
Lenders party thereto, and The Bank of Nova Scotia, as Administrative Agent (the "2009 Credit Agreement"). In
April 2010, Highland Credit Strategy Fund terminated the
2009 Credit Agreement and, in connection with that termination, the security interest in Highland Credit
Strategies Fund's assets was released.